Filed pursuant to Rule 5b-1
Registration Nos. 333-113120
333-113120-01
333-113120-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)   ☑

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402

(Address of principal executive offices)	(Zip Code)
K. Wendy Kumar
U.S. Bank National Association
100 Wall Street — Suite 1600
New York, NY 10005
(212) 361-2535
(Name, address and telephone number of agent for service)
Hawaiian Electric Industries, Inc.
(Exact name of obligor as specified in its charter)

Hawaii	99-0208097

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Richards Street Honolulu, Hawaii	96813

(Address of Principal Executive Offices)	(Zip Code)
Senior Debt Securities
(Title of the Indenture Securities)

FORM T-1
Item 1.   GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes
Item 2.   AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None
Item 16.   LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2007 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 22nd of April, 2008.

By:	/s/ K. Wendy Kumar
K. Wendy Kumar
Vice President

By:	/s/ Beverly A. Freeney
Beverly A. Freeney
Vice President

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